Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Medalist Diversified REIT, Inc. and subsidiaries (the “Company”) of our report dated February 27, 2025, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, with respect to the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and of the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and schedule III, incorporated by reference into this Registration Statement, and to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ Cherry Bekaert LLP

Richmond Virginia

April 9, 2025